

Mail Stop 3561

December 16, 2008

By U.S. Mail and Facsimile

Mr. Steven Young
SVP & Corporate Controller
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

   Re: Duke Energy Corporation
      Form 10-K for the year ended December 31, 2007
      Filed February 29, 2008
      File No. 1-32853

Dear Mr. Young,

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Andrew Mew
           Accounting Branch Chief